UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 47)*

DISH NETWORK CORPORATION

(Name of Issuer)

CLASS A COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

25470M 109

(CUSIP Number)

Timothy A. Messner

Executive Vice President and General Counsel

DISH Network Corporation

9601 S. Meridian Blvd.

Englewood, Colorado 80112

(303) 723-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 3, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.  25470M 109

1	Name of Reporting Person

Charles W. Ergen
2	Check the Appropriate Box if a Member of a Group:

(a) ☐
(b) ☒
3	SEC Use Only

4	Source of Funds

OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization

U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power

45,655,382 SHARES (1) (2)
630,334 SIXTY DAY SHARES (3)
	8	Shared Voting Power

227,459,464 SHARES (1) (4)
	9	Sole Dispositive Power

45,655,382 SHARES (1) (2)
630,334 SIXTY DAY SHARES (3)
	10	Shared Dispositive Power

227,459,464 SHARES (1) (4)

11	Aggregate Amount Beneficially Owned by the Reporting Person

273,745,180
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

☐
13	Percent of Class Represented by Amount in Row (11)

Approximately 52.0% (5)
14	Type of Reporting Person

IN

(1) Includes shares of Class A Common Stock (“Class A Common Stock”) and Class B Common Stock (“Class B Common Stock”) of DISH Network Corporation (“DISH Network”). The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.

(2) Consists of: (i) 3,260,819 shares of Class A Common Stock owned beneficially directly by Mr. Ergen; (ii) 20,970 shares of Class A Common Stock owned beneficially indirectly by Mr. Ergen through DISH Network’s 401(k) Employee Savings Plan; and (iii) 42,373,593 shares of Class B Common Stock owned beneficially directly by Mr. Ergen.

(3) “Sixty Day Shares” are shares of Class A Common Stock deemed to be owned beneficially under Rule 13d-3(d)(1) because Mr. Ergen has the right to acquire beneficial ownership of such shares within 60 days of the date hereof.

(4) Consists of: (i) 322 shares of Class A Common Stock owned beneficially directly by Mr. Ergen’s spouse, Cantey M. Ergen; (ii) 2,586 shares of Class A Common Stock owned beneficially indirectly by Mrs. Ergen through DISH Network’s 401(k) Employee Savings Plan; (iii) 10,957 shares of Class A Common Stock owned beneficially by one of Mr. and Mrs. Ergen’s children; (iv) 2,168,975 shares of Class A Common Stock held by a charitable foundation for which Mr. Ergen is an officer and for which he shares voting and dispositive power with Mrs. Ergen; (v) 6,658 shares of Class A Common Stock held by a trust for which Mrs. Ergen has a durable power of attorney on behalf of the beneficiary of the trust; (vi) 63,790,620 shares of Class B Common Stock and 6,699,489 shares of Class A Common Stock held by Telluray Holdings, LLC (“Telluray Holdings”), for which Mrs. Ergen has sole voting power as a manager of Telluray Holdings and for which Mr. Ergen and Mrs. Ergen share dispositive power as the managers of Telluray Holdings; (vii) 22,159,284 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the Ergen Two-Year May 2019 DISH GRAT (the “Two-Year May 2019 GRAT”); (viii) 14,132,316 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the Ergen Two-Year 2019 DISH GRAT II (the “Two-Year 2019 GRAT II”); (ix) 18,488,257 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the Ergen Two-Year December 2019 DISH GRAT (the “Two-Year December 2019 GRAT”); (x) 22,890,835 shares of Class A Common Stock and 17,109,165 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the Ergen Two-Year March 2020 DISH GRAT (the “Two-Year March 2020 GRAT”); and (xi) 60,000,000 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the Ergen Two-Year June 2020 DISH GRAT (the “Two-Year June 2020 GRAT”).

(5) Based on 287,570,459 shares of Class A Common Stock outstanding on December 2, 2020 and assuming conversion of all the shares of Class B Common Stock held by Mr. Ergen into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that Mr. Ergen may be deemed to own beneficially would be approximately 52.0%. Because each share of Class B Common Stock is entitled to 10 votes per share, Mr. Ergen owns beneficially equity securities of DISH Network representing approximately 90.4% of the voting power of DISH Network (assuming no conversion of the Class B Common Stock).

CUSIP No.  25470M 109

1	Name of Reporting Person

Cantey M. Ergen
2	Check the Appropriate Box if a Member of a Group:

(a) ☐
(b) ☒
3	SEC Use Only

4	Source of Funds

OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization

U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power

225,272,874 SHARES (1) (2) 5,000 SIXTY DAY SHARES (3)
	8	Shared Voting Power

47,841,972 SHARES (1) (4)
	9	Sole Dispositive Power

154,782,765 SHARES (1) (5) 5,000 SIXTY DAY SHARES (3)
	10	Shared Dispositive Power

118,332,081 SHARES (1) (6)

11	Aggregate Amount Beneficially Owned by the Reporting Person

273,119,846
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

☐
13	Percent of Class Represented by Amount in Row (11)

Approximately 52.0% (7)
14	Type of Reporting Person

IN

(1)  Includes shares of Class A Common Stock and Class B Common Stock. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.

(2) Consists of: (i) 322 shares of Class A Common Stock owned beneficially directly by Mrs. Ergen; (ii) 2,586 shares of Class A Common Stock owned beneficially indirectly by Mrs. Ergen through DISH Network’s 401(k) Employee Savings Plan; (iii) 63,790,620 shares of Class B Common Stock and 6,699,489 shares of Class A Common Stock held by Telluray Holdings, for which Mrs. Ergen has sole voting power as a manager of Telluray Holdings; (iv) 22,159,284 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the Two-Year May 2019 GRAT; (v) 14,132,316 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the Two-Year 2019 GRAT II; (vi) 18,488,257 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the Two-Year December 2019 GRAT; (vii) 22,890,835 shares of Class A Common Stock and 17,109,165 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the Two-Year March 2020 GRAT; and (viii) 60,000,000 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the Two-Year June 2020 GRAT. There is no arrangement or agreement between Telluray Holdings and any of the trusts identified in clauses (iv) - (viii) above to vote any shares of DISH Network. Mrs. Ergen exercises voting power with respect to Telluray Holdings and each such trust independently, and with respect to the trusts identified in clauses (iv) through (viii), in accordance with her fiduciary responsibilities to the beneficiaries of such trusts.

(3) “Sixty Day Shares” are shares of Class A Common Stock deemed to be owned beneficially under Rule 13d-3(d)(1) because Mrs. Ergen has the right to acquire beneficial ownership of such shares within 60 days of the date hereof.

(4) Consists of: (i) 3,260,819 shares of Class A Common Stock owned beneficially directly by Mr. Ergen, Mrs. Ergen’s spouse; (ii) 20,970 shares of Class A Common Stock owned beneficially indirectly by Mr. Ergen through DISH Network’s 401(k) Employee Savings Plan; (iii) 42,373,593 shares of Class B Common Stock owned beneficially directly by Mr. Ergen; (iv) 10,957 shares of Class A Common Stock owned beneficially by one of Mr. and Mrs. Ergen’s children; (v) 2,168,975 shares of Class A Common Stock held by a charitable foundation for which Mrs. Ergen is an officer and for which she shares voting and dispositive power with Mr. Ergen; and (vi) 6,658 shares of Class A Common Stock held by a trust for which Mrs. Ergen has a durable power of attorney on behalf of the beneficiary of the trust.

(5) Consists of: (i) 322 shares of Class A Common Stock owned beneficially directly by Mrs. Ergen; (ii) 2,586 shares of Class A Common Stock owned beneficially indirectly by Mrs. Ergen through DISH Network’s 401(k) Employee Savings Plan; (iii) 22,159,284 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the Two-Year May 2019 GRAT; (iv) 14,132,316 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the Two-Year 2019 GRAT II; (v) 18,488,257 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the Two-Year December 2019 GRAT; (vi) 22,890,835 shares of Class A Common Stock and 17,109,165 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the Two-Year March 2020 GRAT; and (vii) 60,000,000 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the Two-Year June 2020 GRAT. There is no arrangement or agreement between any of the trusts identified in clauses (iii) - (vii) above to dispose of any shares of DISH Network. Mrs. Ergen exercises dispositive power with respect to each such trust independently and in accordance with her fiduciary responsibilities to the beneficiaries of such trusts.

(6) Consists of: (i) 3,260,819 shares of Class A Common Stock owned beneficially directly by Mr. Ergen, Mrs. Ergen’s spouse; (ii) 20,970 shares of Class A Common Stock owned beneficially indirectly by Mr. Ergen through DISH Network’s 401(k) Employee Savings Plan; (iii) 42,373,593 shares of Class B Common Stock owned beneficially directly by Mr. Ergen; (iv) 10,957 shares of Class A Common Stock owned beneficially by one of Mr. and Mrs. Ergen’s children; (v) 2,168,975 shares of Class A Common Stock held by a charitable foundation for which Mrs. Ergen is an officer and for which she shares voting and dispositive power with Mr. Ergen; (vi) 6,658 shares of Class A Common Stock held by a trust for which Mrs. Ergen has a durable power of attorney on behalf of the beneficiary of the trust; and (vii) 63,790,620 shares of Class B Common Stock and 6,699,489 shares of Class A Common Stock held by Telluray Holdings, for which Mr. Ergen and Mrs. Ergen share dispositive power as the managers of Telluray Holdings.

(7) Based on 287,570,459 shares of Class A Common Stock outstanding on December 2, 2020 and assuming conversion of all the shares of Class B Common Stock held by Mrs. Ergen into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that Mrs. Ergen may be deemed to own beneficially would be approximately 51.9%. Because each share of Class B Common Stock is entitled to 10 votes per share, Mrs. Ergen owns beneficially equity securities of DISH Network representing approximately 90.4% of the voting power of DISH Network (assuming no conversion of the Class B Common Stock).

CUSIP No.  25470M 109

1	Name of Reporting Person

Ergen Two-Year May 2019 DISH GRAT
2	Check the Appropriate Box if a Member of a Group:

(a) ☐
(b) ☒
3	SEC Use Only

4	Source of Funds

OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization

Colorado

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power

22,159,284 SHARES (1)
	8	Shared Voting Power

0
	9	Sole Dispositive Power

22,159,284 SHARES (1)
	10	Shared Dispositive Power

0

11	Aggregate Amount Beneficially Owned by the Reporting Person

22,159,284 SHARES
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

☐
13	Percent of Class Represented by Amount in Row (11)

Approximately 7.2% (2)
14	Type of Reporting Person

OO

(1) All of the shares beneficially held by the Two-Year May 2019 GRAT are shares of Class B Common Stock. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.

(2) Based on 287,570,459 shares of Class A Common Stock outstanding on December 2, 2020 and assuming conversion of all the shares of Class B Common Stock held by the Two-Year May 2019 GRAT into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the Two-Year May 2019 GRAT may be deemed to own beneficially would be approximately 4.2%. Because each share of Class B Common Stock is entitled to 10 votes per share, the Two-Year May 2019 GRAT owns beneficially equity securities of DISH Network representing approximately 8.3% of the voting power of DISH Network (assuming no conversion of the Class B Common Stock).

CUSIP No.  25470M 109

1	Name of Reporting Person

Ergen Two-Year 2019 DISH GRAT II
2	Check the Appropriate Box if a Member of a Group:

(a) ☐
(b) ☒
3	SEC Use Only

4	Source of Funds

OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization

Colorado

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power

14,132,316 SHARES (1)
	8	Shared Voting Power

0
	9	Sole Dispositive Power

14,132,316 SHARES (1)
	10	Shared Dispositive Power

0

11	Aggregate Amount Beneficially Owned by the Reporting Person

14,132,316 SHARES
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

☐
13	Percent of Class Represented by Amount in Row (11)

Approximately 4.7% (2)
14	Type of Reporting Person

OO

(1) All of the shares beneficially held by the Two-Year 2019 GRAT II are shares of Class B Common Stock. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.

(2) Based on 287,570,459 shares of Class A Common Stock outstanding on December 2, 2020 and assuming conversion of all the shares of Class B Common Stock held by the Two-Year 2019 GRAT II into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the Two-Year 2019 GRAT II may be deemed to own beneficially would be approximately 2.7%. Because each share of Class B Common Stock is entitled to 10 votes per share, the Two-Year 2019 GRAT II owns beneficially equity securities of DISH Network representing approximately 5.3% of the voting power of DISH Network (assuming no conversion of the Class B Common Stock).

CUSIP No.  25470M 109

1	Name of Reporting Person

Ergen Two-Year December 2019 DISH GRAT
2	Check the Appropriate Box if a Member of a Group:

(a) ☐
(b) ☒
3	SEC Use Only

4	Source of Funds

OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization

Colorado

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power

18,488,257 SHARES (1)
	8	Shared Voting Power

0
	9	Sole Dispositive Power

18,488,257 SHARES (1)
	10	Shared Dispositive Power

0

11	Aggregate Amount Beneficially Owned by the Reporting Person

18,488,257 SHARES
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

☐
13	Percent of Class Represented by Amount in Row (11)

Approximately 6.0% (2)
14	Type of Reporting Person

OO

(1) All of the shares beneficially held by the Two-Year December 2019 GRAT are shares of Class B Common Stock. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.

(2) Based on 287,570,459 shares of Class A Common Stock outstanding on December 2, 2020 and assuming conversion of all the shares of Class B Common Stock held by the Two-Year December 2019 GRAT into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the Two-Year December 2019 GRAT may be deemed to own beneficially would be approximately 3.5%. Because each share of Class B Common Stock is entitled to 10 votes per share, the Two-Year December 2019 GRAT owns beneficially equity securities of DISH Network representing approximately 6.9% of the voting power of DISH Network (assuming no conversion of the Class B Common Stock).

CUSIP No.  25470M 109

1	Name of Reporting Person

Ergen Two-Year March 2020 DISH GRAT
2	Check the Appropriate Box if a Member of a Group:

(a) ☐
(b) ☒
3	SEC Use Only

4	Source of Funds

OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization

Colorado

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power

40,000,000 SHARES (1)
	8	Shared Voting Power

0
	9	Sole Dispositive Power

40,000,000 SHARES (1)
	10	Shared Dispositive Power

0

11	Aggregate Amount Beneficially Owned by the Reporting Person

40,000,000 SHARES
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

☐
13	Percent of Class Represented by Amount in Row (11)

Approximately 13.1% (2)
14	Type of Reporting Person

OO

(1) Includes 22,890,835 shares of Class A Common Stock and 17,109,165 shares of Class B Common Stock. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.

(2) Based on 287,570,459 shares of Class A Common Stock outstanding on December 2, 2020 and assuming conversion of all the shares of Class B Common Stock held by the Two-Year March 2020 GRAT into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the Two-Year March 2020 GRAT may be deemed to own beneficially would be approximately 7.6%. Because each share of Class B Common Stock is entitled to 10 votes per share, the Two-Year March 2020 GRAT owns beneficially equity securities of DISH Network representing approximately 7.3% of the voting power of DISH Network (assuming no conversion of the Class B Common Stock).

CUSIP No.  25470M 109

1	Name of Reporting Person

Ergen Two-Year June 2020 DISH GRAT
2	Check the Appropriate Box if a Member of a Group:

(a) ☐
(b) ☒
3	SEC Use Only

4	Source of Funds

OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization

Colorado

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power

60,000,000 SHARES (1)
	8	Shared Voting Power

0
	9	Sole Dispositive Power

60,000,000 SHARES (1)
	10	Shared Dispositive Power

0

11	Aggregate Amount Beneficially Owned by the Reporting Person

60,000,000 SHARES
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

☐
13	Percent of Class Represented by Amount in Row (11)

Approximately 17.3% (2)
14	Type of Reporting Person

OO

(1) All of the shares beneficially held by the Two-Year June 2020 GRAT are shares of Class B Common Stock. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.

(2) Based on 287,570,459 shares of Class A Common Stock outstanding on December 2, 2020 and assuming conversion of all the shares of Class B Common Stock held by the Two-Year June 2020 GRAT into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the Two-Year June 2020 GRAT may be deemed to own beneficially would be approximately 11.4%. Because each share of Class B Common Stock is entitled to 10 votes per share, the Two-Year June 2020 GRAT owns beneficially equity securities of DISH Network representing approximately 22.5% of the voting power of DISH Network (assuming no conversion of the Class B Common Stock).

CUSIP No.  25470M 109

1	Name of Reporting Person

Telluray Holdings, LLC
2	Check the Appropriate Box if a Member of a Group:

(a) ☐
(b) ☒
3	SEC Use Only

4	Source of Funds

OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization

Wyoming

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power

70,490,109 SHARES (1)
	8	Shared Voting Power

0
	9	Sole Dispositive Power

70,490,109 SHARES (1)
	10	Shared Dispositive Power

0

11	Aggregate Amount Beneficially Owned by the Reporting Person

70,490,109 SHARES
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

☐
13	Percent of Class Represented by Amount in Row (11)

Approximately 20.1% (2)
14	Type of Reporting Person

OO

(1) Includes shares of Class A Common Stock and Class B Common Stock, of which Telluray Holdings is the beneficial owner. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time. Consists of: (i) 63,790,620 shares of Class B Common Stock; and (ii) 6,699,489 shares of Class A Common Stock, for which Mrs. Ergen has sole voting power as a manager of Telluray Holdings and for which Mr. Ergen and Mrs. Ergen share dispositive power as the managers of Telluray Holdings.

(2) Based on 287,570,459 shares of Class A Common Stock outstanding on December 2, 2020 and assuming conversion of all the shares of Class B Common Stock held by Telluray Holdings into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that Telluray Holdings may be deemed to own beneficially would be approximately 13.4%. Because each share of Class B Common Stock is entitled to 10 votes per share, Telluray Holdings owns beneficially equity securities of DISH Network representing approximately 24.1% of the voting power of DISH Network (assuming no conversion of the Class B Common Stock).

Item 2. Identity and Background.

Item 2 is amended and restated as follows:

This statement is being filed jointly by: (a) Charles W. Ergen; (b) Cantey M. Ergen; (c) the Two-Year May 2019 GRAT; (d) the Two-Year 2019 GRAT II; (e) the Two-Year December 2019 GRAT; (f) the Two-Year March 2020 GRAT; (g) the Two-Year June 2020 GRAT; and (h) Telluray Holdings, who are together referred to as the “Reporting Persons.” This Schedule 13D relates solely to, and is being filed for, shares held by Mr. and Mrs. Ergen, the Two-Year May 2019 GRAT, the Two-Year 2019 GRAT II, the Two-Year December 2019 GRAT, the Two-Year March 2020 GRAT, the Two-Year June 2020 GRAT and Telluray Holdings.

(A) Charles W. Ergen

Mr. Ergen’s principal occupation is Chairman of DISH Network and Chairman of EchoStar Corporation (“EchoStar”), and his principal address is 9601 S. Meridian Blvd., Englewood, Colorado 80112. Mr. Ergen has not, during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Ergen is a citizen of the United States.

(B) Cantey M. Ergen

Mrs. Ergen is a Senior Advisor and member of the Board of Directors of DISH Network and her principal address is 9601 S. Meridian Blvd., Englewood, Colorado 80112. Mrs. Ergen has not, during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. Ergen is a citizen of the United States.

(C) Two-Year May 2019 GRAT

The Two-Year May 2019 GRAT was formed under the laws of the State of Colorado and its principal business is to hold a portion of the assets and estate of Mr. Ergen. Its address is c/o Cantey M. Ergen, as Trustee, at 9601 S. Meridian Blvd., Englewood, Colorado 80112. The Two-Year May 2019 GRAT has not, during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. As trustee of the Two-Year May 2019 GRAT, Mrs. Ergen is vested with sole voting and dispositive power over the 22,159,284 shares of Class B Common Stock held by the Two-Year May 2019 GRAT, except as set forth in Item 6.

(D) Two-Year 2019 GRAT II

The Two-Year 2019 GRAT II was formed under the laws of the State of Colorado and its principal business is to hold a portion of the assets and estate of Mr. Ergen. Its address is c/o Cantey M. Ergen, as Trustee, at 9601 S. Meridian Blvd., Englewood, Colorado 80112. The Two-Year 2019 GRAT II has not, during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. As trustee of the Two-Year 2019 GRAT II, Mrs. Ergen is vested with sole voting and dispositive power over the 14,132,316 shares of Class B Common Stock held by the Two-Year 2019 GRAT II, except as set forth in Item 6.

(E) Two-Year December 2019 GRAT

The Two-Year December 2019 GRAT was formed under the laws of the State of Colorado and its principal business is to hold a portion of the assets and estate of Mr. Ergen. Its address is c/o Cantey M. Ergen, as Trustee, at 9601 S. Meridian Blvd., Englewood, Colorado 80112. The Two-Year December 2019 GRAT has not, during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. As trustee of the Two-Year December 2019 GRAT, Mrs. Ergen is vested with sole voting and dispositive power over the 18,488,257 shares of Class B Common Stock held by the Two-Year December 2019 GRAT, except as set forth in Item 6.

(F) Two-Year March 2020 GRAT

The Two-Year March 2020 GRAT was formed under the laws of the State of Colorado and its principal business is to hold a portion of the assets and estate of Mr. Ergen. Its address is c/o Cantey M. Ergen, as Trustee, at 9601 S. Meridian Blvd., Englewood, Colorado 80112. The Two-Year March 2020 GRAT has not, during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. As trustee of the Two-Year March 2020 GRAT, Mrs. Ergen is vested with sole voting and dispositive power over the 22,890,835 shares of Class A Common Stock and 17,109,165 shares of Class B Common Stock held by the Two-Year March 2020 GRAT, except as set forth in Item 6.

(G) Two-Year June 2020 GRAT

The Two-Year June 2020 GRAT was formed under the laws of the State of Colorado and its principal business is to hold a portion of the assets and estate of Mr. Ergen. Its address is c/o Cantey M. Ergen, as Trustee, at 9601 S. Meridian Blvd., Englewood, Colorado 80112. The Two-Year June 2020 GRAT has not, during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. As trustee of the Two-Year June 2020 GRAT, Mrs. Ergen is vested with sole voting and dispositive power over the 60,000,000 shares of Class B Common Stock held by the Two-Year June 2020 GRAT, except as set forth in Item 6.

(H) Telluray Holdings

Telluray Holdings is a limited liability company organized under the laws of the State of Wyoming and its principal business is to hold a portion of the assets and estate of Mr. Ergen and to hold certain assets of certain trusts established for the benefit of his family. Its address is 1623 Central Avenue, Suite 214, Cheyenne, Wyoming 82001. Telluray Holdings has not, during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Ergen and certain trusts established for the benefit of his family are the members of Telluray Holdings. Mr. Ergen and Mrs. Ergen are the managers of Telluray Holdings. As a manager of Telluray Holdings, Mrs. Ergen has sole voting power over the 6,699,489 shares of Class A Common Stock and 63,790,620 shares of Class B Common Stock held by Telluray Holdings. As managers of Telluray Holdings, Mr. Ergen and Mrs. Ergen share dispositive power over the shares of Class A Common Stock and shares of Class B Common Stock held by Telluray Holdings.

Item 4.  Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

During the fourth quarter of each year, Mr. Ergen receives an annuity from the Two-Year December 2019 GRAT assuming that the Two-Year December 2019 GRAT has not expired. The number of shares of Class B Common Stock to be distributed as an annuity payment is based in part on the price of the Class A Common Stock on the distribution date and therefore cannot be calculated until the date of distribution. In addition to the shares of Class B Common Stock, the annuity payments (and their associated timing) may include, and be based upon, amounts generated from the holdings of the Two-Year December 2019 GRAT including, among other things, stock recapitalizations or dividends paid or payable with respect to the shares of Class B Common Stock held by the Two-Year December 2019 GRAT. On December 3, 2020, the Two-Year December 2019 GRAT distributed 13,511,743 shares of Class B Common Stock held by the Two-Year December 2019 GRAT to Mr. Ergen as an annuity payment. Therefore, the Two-Year December 2019 GRAT currently has beneficial ownership of 18,488,257 shares of Class B Common Stock. The Two-Year December 2019 GRAT is scheduled to expire in accordance with its terms on December 3, 2021.

Item 5.  Interest in Securities of the Issuer.

Item 5 is amended and supplemented as follows:

(a) This filing is for the cumulative share holdings of an affiliated group as of December 3, 2020. See Items 11 and 13 of the cover pages to this Amendment No. 47 for the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by each of the Reporting Persons. The Reporting Persons’ beneficial ownership of shares of Class A Common Stock excludes 71,604 shares of Class A Common Stock and 381,973 shares of Class B Common Stock held by certain trusts established by Mr. Ergen for the benefit of his family. Mr. Ergen and Mrs. Ergen disclaim beneficial ownership of the 63,790,620 shares of Class B Common Stock and the 6,699,489 shares of Class A Common Stock held by Telluray Holdings, except to the extent of their pecuniary interest.

(b)  See Items 7 through 10 of the cover pages to this Amendment No. 47 for the number of shares of Class A Common Stock beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

(c)  The Reporting Persons have not effected any transactions in the Class A Common Stock of DISH Network since the most recent filing of Schedule 13D other than as described herein.

(d) Not applicable.

(e)  Not applicable.

Item 7.  Material to be Filed as Exhibits.

Item 7 is hereby amended and supplemented as follows:

Exhibit A: Agreement of Joint Filing.

Exhibit B: Power of Attorney of Charles W. Ergen (incorporated by reference from Exhibit B to the reporting person’s Schedule 13D dated November 30, 2020 and filed with the Securities and Exchange Commission on December 1, 2020).

Exhibit C: Power of Attorney of Cantey M. Ergen (incorporated by reference from Exhibit C to the reporting person’s Schedule 13D dated November 30, 2020 and filed with the Securities and Exchange Commission on December 1, 2020).

Exhibit D: Power of Attorney of Two-Year May 2019 DISH GRAT (incorporated by reference from Exhibit E to the reporting person’s Schedule 13D dated November 30, 2020 and filed with the Securities and Exchange Commission on December 1, 2020).

Exhibit E: Power of Attorney of Two-Year 2019 DISH GRAT II (incorporated by reference from Exhibit F to the reporting person’s Schedule 13D dated November 30, 2020 and filed with the Securities and Exchange Commission on December 1, 2020).

Exhibit F: Power of Attorney of Two-Year December 2019 DISH GRAT (incorporated by reference from Exhibit G to the reporting person’s Schedule 13D dated November 30, 2020 and filed with the Securities and Exchange Commission on December 1, 2020).

Exhibit G: Power of Attorney of Two-Year March 2020 DISH GRAT (incorporated by reference from Exhibit H to the reporting person’s Schedule 13D dated November 30, 2020 and filed with the Securities and Exchange Commission on December 1, 2020).

Exhibit H: Power of Attorney of Two-Year June 2020 DISH GRAT (incorporated by reference from Exhibit I to the reporting person’s Schedule 13D dated November 30, 2020 and filed with the Securities and Exchange Commission on December 1, 2020).

Exhibit I: Power of Attorney of Telluray Holdings, LLC (incorporated by reference from Exhibit J to the reporting person’s Schedule 13D dated November 30, 2020 and filed with the Securities and Exchange Commission on December 1, 2020).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHARLES W. ERGEN

/s/ Robert J. Hooke
Dated: December 4, 2020	Charles W. Ergen by Robert J. Hooke, attorney-in-fact

CANTEY M. ERGEN

/s/ Robert J. Hooke
Dated: December 4, 2020	Cantey M. Ergen, by Robert J. Hooke, attorney-in-fact

ERGEN TWO-YEAR MAY 2019 DISH GRAT

/s/ Robert J. Hooke
Dated: December 4, 2020	Cantey M. Ergen, Trustee by Robert J. Hooke, attorney-in-fact

ERGEN TWO-YEAR 2019 DISH GRAT II

/s/ Robert J. Hooke
Dated: December 4, 2020	Cantey M. Ergen, Trustee by Robert J. Hooke, attorney-in-fact

ERGEN TWO-YEAR DECEMBER 2019 DISH GRAT

/s/ Robert J. Hooke
Dated: December 4, 2020	Cantey M. Ergen, Trustee by Robert J. Hooke, attorney-in-fact

ERGEN TWO-YEAR MARCH 2020 DISH GRAT

/s/ Robert J. Hooke
Dated: December 4, 2020	Cantey M. Ergen, Trustee by Robert J. Hooke, attorney-in-fact

ERGEN TWO-YEAR JUNE 2020 DISH GRAT

/s/ Robert J. Hooke
Dated: December 4, 2020	Cantey M. Ergen, Trustee by Robert J. Hooke, attorney-in-fact

TELLURAY HOLDINGS, LLC

/s/ Robert J. Hooke
Dated: December 4, 2020	Cantey M. Ergen, Manager by Robert J. Hooke, attorney-in-fact

Attention: Intentional misstatements or omissions of fact constitutes Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT INDEX

Exhibit A:          Agreement of Joint Filing.

Exhibit B:          Power of Attorney of Charles W. Ergen (incorporated by reference from Exhibit B to the reporting person’s Schedule 13D dated November 30, 2020 and filed with the Securities and Exchange Commission on December 1, 2020).

Exhibit C:          Power of Attorney of Cantey M. Ergen (incorporated by reference from Exhibit C to the reporting person’s Schedule 13D dated November 30, 2020 and filed with the Securities and Exchange Commission on December 1, 2020).

Exhibit D:          Power of Attorney of Two-Year May 2019 DISH GRAT (incorporated by reference from Exhibit E to the reporting person’s Schedule 13D dated November 30, 2020 and filed with the Securities and Exchange Commission on December 1, 2020).

Exhibit E:          Power of Attorney of Two-Year 2019 DISH GRAT II (incorporated by reference from Exhibit F to the reporting person’s Schedule 13D dated November 30, 2020 and filed with the Securities and Exchange Commission on December 1, 2020).

Exhibit F:          Power of Attorney of Two-Year December 2019 DISH GRAT (incorporated by reference from Exhibit G to the reporting person’s Schedule 13D dated November 30, 2020 and filed with the Securities and Exchange Commission on December 1, 2020).

Exhibit G: Power of Attorney of Two-Year March 2020 DISH GRAT (incorporated by reference from Exhibit H to the reporting person’s Schedule 13D dated November 30, 2020 and filed with the Securities and Exchange Commission on December 1, 2020).

Exhibit H:          Power of Attorney of Two-Year June 2020 DISH GRAT (incorporated by reference from Exhibit I to the reporting person’s Schedule 13D dated November 30, 2020 and filed with the Securities and Exchange Commission on December 1, 2020).

Exhibit I:           Power of Attorney of Telluray Holdings, LLC (incorporated by reference from Exhibit J to the reporting person’s Schedule 13D dated November 30, 2020 and filed with the Securities and Exchange Commission on December 1, 2020).

EXHIBIT A

Agreement of Joint Filing

Pursuant to Rule 13d-1(k)(l)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement on Schedule 13D/A to which this Exhibit is attached is filed on behalf of each of them in the capacities set forth below.

CHARLES W. ERGEN

/s/ Robert J. Hooke
Dated: December 4, 2020	Charles W. Ergen by Robert J. Hooke, attorney-in-fact

CANTEY M. ERGEN

/s/ Robert J. Hooke
Dated: December 4, 2020	Cantey M. Ergen by Robert J. Hooke, attorney-in-fact

ERGEN TWO-YEAR MAY 2019 DISH GRAT

/s/ Robert J. Hooke
Dated: December 4, 2020	Cantey M. Ergen, Trustee by Robert J. Hooke, attorney-in-fact

ERGEN TWO-YEAR 2019 DISH GRAT II

/s/ Robert J. Hooke
Dated: December 4, 2020	Cantey M. Ergen, Trustee by Robert J. Hooke, attorney-in-fact

ERGEN TWO-YEAR DECEMBER 2019 DISH GRAT

/s/ Robert J. Hooke
Dated: December 4, 2020	Cantey M. Ergen, Trustee by Robert J. Hooke, attorney-in-fact

ERGEN TWO-YEAR MARCH 2020 DISH GRAT

/s/ Robert J. Hooke
Dated: December 4, 2020	Cantey M. Ergen, Trustee by Robert J. Hooke, attorney-in-fact

ERGEN TWO-YEAR JUNE 2020 DISH GRAT

/s/ Robert J. Hooke
Dated: December 4, 2020	Cantey M. Ergen, Trustee by Robert J. Hooke, attorney-in-fact

TELLURAY HOLDINGS, LLC

/s/ Robert J. Hooke
Dated: December 4, 2020	Cantey M. Ergen, Manager by Robert J. Hooke, attorney-in-fact